FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month July, 2009

Commission File Number 001-15118

TATA COMMUNICATIONS LIMITED

(Translation of registrant’s name into English)

VSB, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -             .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Unaudited financial results (provisional, according to Indian GAAP) for the quarter ended June 30, 2009

2.	Press release dated July 25, 2009 regarding the unaudited financial results (provisional, according to Indian GAAP) for the quarter ended June 30, 2009

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 14, 2008. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA COMMUNICATIONS LIMITED

	By:	/s/ Sanjay Baweja
	Name:	Sanjay Baweja
July 25, 2009	Title:	Chief Financial Officer

Exhibit 1

HQ/CS/CL.24B/13604

25 July 2009

Sir,

Sub: Un-audited Financial Results (Provisional, according to Indian GAAP) for the quarter ended 30 June 2009.

Pursuant to Clause 41 of the Listing Agreement with Indian Stock Exchanges, please find sent herewith Un-audited Financial Results (Provisional, according to Indian GAAP) for the quarter ended 30 June 2009, which has been taken on record by the Board of Directors in their meeting held on 25 July 2009. Press release in this regard is also attached.

Thanking you,

Yours faithfully,

For Tata Communications Limited

Rishabh Aditya

Deputy Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No. (22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 66418125/26.

3)	National Securities Depository Ltd. Fax Nos.: 2497 29 93.

4)	The Bank of New York. Fax No. 2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax: 2267 3199.

8)	Mr. R. Gangadharan for SEC information requirements.

Tata Communications Limited

Regd. Office: VSB Mahatma Gandhi Road Fort Mumbai – 400 001

Tel 91 22 6657 8765 Fax 91 22 6639 5162 website www.tatacommunications.com

TATA COMMUNICATIONS LIMITED

REGD. OFFICE: VSB, M.G. ROAD, FORT, MUMBAI-400001.

A. UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED

JUNE 30, 2009

(Rs. in lakhs)

Particulars			For the quarter ended June 30,		For the year ended March 31, 2009
			2009	2008
			(unaudited)	(unaudited)	(audited)
1	Revenues from Telecommunication Services		84,289	87,088	374,943

2	Expenditure
	a.	Network Costs	37,911	40,795	176,137
	b.	Operating and Other Expenses	15,411	18,880	80,451
	c.	Salaries and Related Costs	9,132	7,518	34,007
	d.	Depreciation and Amortisation	12,339	8,410	42,527

	e.	Total Expenditure (2a to 2d)	74,793	75,603	333,122

3	Profit from Operations before Other Income, interest and exceptional items (1 - 2)		9,496	11,485	41,821

4	Other Income (net)		735	5,758	17,285

5	Profit before interest and exceptional items (3 + 4)		10,231	17,243	59,106

6	Interest (net)		5,251	2,113	12,862

7	Profit after interest but before exceptional items (5 - 6)		4,980	15,130	46,244

8	Exceptional Items:
		Expense / (Income)
		a. Claim Settlement	—	—	9,560
		b. Profit on sale of long term Investment	—	—	(34,665)

9	Profit from Ordinary Activities before tax (7 - 8)		4,980	15,130	71,349

10	Tax Expense		1,786	5,283	19,754

11	Net Profit from Ordinary Activities after tax (9 - 10)		3,194	9,847	51,595

12	Extraordinary items (net of tax expense)		—	—	—

13	Net Profit for the period (11 - 12)		3,194	9,847	51,595

14	Paid up Equity Share Capital (Face value of Rs.10 per share)		28,500	28,500	28,500

15	Reserves excluding revaluation reserve		—	—	630,535

16	Earnings Per Share

	Basic and diluted earnings per share before and after extraordinary items (Rs.) (not annualised)		1.12	3.46	18.10

17	Aggregate of public shareholding
	a.	Number of shares	44,981,327	50,731,910	43,003,978
	b.	Percentage of shareholding	15.78	17.80	15.09

18	Promoters and Promoter Group Shareholding
	a.	Pledged / Encumbered
	-	Number of Shares	30,000,000		30,000,000
	-	Percentage of Shares (as a % of the total shareholding of promoters and promoter group)	13.82		13.81
	-	Percentage of Shares (as a % of the total share capital of the Company)	10.53		10.53
	b.	Non - encumbered
	-	Number of Shares	187,028,873		187,207,342
	-	Percentage of Shares (as a % of the total shareholding of promoters and promoter group)	86.18		86.19
	-	Percentage of Shares (as a % of the total share capital of the Company)	65.62		65.69

B. SEGMENT INFORMATION:

Business Segments:

(Rs. in lakhs)

Particulars	For the quarter ended June 30,		For the year ended March 31,
	2009	2008	2009
	(unaudited)	(unaudited)	(audited)
Revenues from Telecommunication Services
Wholesale Voice	34,097	40,377	174,059
Enterprise and Carrier Data	34,897	35,358	145,046
Others	15,295	11,353	55,838

Total	84,289	87,088	374,943

Segment result
Wholesale Voice	6,132	7,256	33,052
Enterprise and Carrier Data	30,358	25,784	113,129
Others	7,934	7,076	34,184

Total	44,424	40,116	180,365

Less:
(i) Interest (net)	5,251	2,113	12,862
(ii) Other Unallocable Expense (net)	34,193	22,873	121,259

Profit before taxes and exceptional items	4,980	15,130	46,244

Exceptional expenses / (income) (net)	—	—	(25,105)

Profit before taxes	4,980	15,130	71,349

Tax Expense	1,786	5,283	19,754

Net Profit	3,194	9,847	51,595

Notes to Segments:

The Company’s reportable segments are Wholesale Voice, Enterprise and Carrier Data and Others.

Revenues and expenses, which are directly identifiable to the segments, are attributed to the relevant segment. Expenses on rent of satellite channels and landlines, and royalty and license fee are allocated on the basis of usage. Segment result is segment revenues less segment expenses. Certain costs, including depreciation which is not allocable to segments have been classified as “Other Unallocable Expense (net)”.

Telecommunication services are provided utilizing the Company’s assets which do not generally make a distinction between the types of services. As a result, fixed assets are used interchangeably between segments. In the absence of a meaningful basis to allocate assets and liabilities between segments, no allocation has been made.

Notes:

1.	The above standalone results of the Company for the quarter ended June 30, 2009 have been subjected to a limited review by the statutory auditors, recommended by the audit committee and were taken on record and approved by the Board of Directors at their meeting held on July 25, 2009.
2.	Other Income includes exchange loss(net) of Rs.1,005.35 lakhs and exchanges gain(net) of Rs.925.65 lakhs for quarter ended June 30, 2009 and June 30, 2008 respectively and exchange gain(net) of Rs.4,656.35 lakhs for year ended March 31, 2009.
3.	The previous period’s figures have been regrouped and reclassified wherever necessary to make them comparable with the current period’s figures.
4.	Investor Complaint status:

Outstanding as on April 01, 2009	Total received during the quarter ended June 30, 2009	Total resolved during the quarter ended June 30, 2009	Outstanding as on June 30, 2009
NIL	NIL	NIL	NIL

For TATA COMMUNICATIONS LIMITED

/S/ N. SRINATH
N. SRINATH
MANAGING DIRECTOR &
CHIEF EXECUTIVE OFFICER

Place : Mumbai.

Date : July 25, 2009

Exhibit 2

Media Contacts:
Sajedah Shaida Tata Communications +919223368520 sajedah.shaida@tatacommunications.com	Vaishnavi Corporate Communications +91 98 670 35862 rabin.ghosh@vccpl.com

Tata Communications revenues at Rs 843 crores, EBITDA up 10%

Mumbai, India – July 25, 2009: Tata Communications Limited reported its stand-alone unaudited results under India GAAP for the quarter ended June 30, 2009. Standalone revenues were at Rs 843 crores for the quarter as against Rs 871 crores for the quarter ended June 30, 2008. The company’s operating profit (EBIDTA) was up 10% at Rs 218 crores for the quarter ended June 30, 2009 as against Rs 199 crores for the corresponding quarter in the previous financial year. Operating profit margin improved by about 300 bps to 26% aided by strong cost control measures. Net profits were at Rs 32 crores for the quarter ended June 30, 2009 as against Rs 98 crores for the corresponding quarter in the previous financial year.

During the quarter, the company continued its focus on Emerging Markets with specialized offerings in connectivity and managed services; the company announced partnerships with QTel in the Middle East region and RTComm in Russia to deliver global connectivity services. It has also announced its participation in the $600-million new West African Cable System, which once completed, would further boost Tata Communications’ global reach and enhance the company’s investments in the African region. Tata Communications entered into a global strategic voice services agreement with BT. Through the five-year agreement, Tata Communications will become BT’s primary supplier of International Direct Dial (IDD) and other voice termination services outside BT’s own footprint countries. Tata Communications has partnered with Starwood Hotels to roll out public Telepresence rooms worldwide, with ten rooms scheduled to be launched during 2009.

About Tata Communications

Tata Communications is a leading global provider of a new world of communications. With a leadership position in emerging markets, Tata Communications leverages its advanced solutions capabilities and domain expertise across its global and pan-India network to deliver managed solutions to multi-national enterprises, service providers and Indian consumers.

The Tata Global Network includes one of the most advanced and largest submarine cable networks, a Tier-1 IP network, with connectivity to more than 200 countries across 400 PoPs, and nearly 1 million square feet of data center and collocation space worldwide.

Tata Communications’ depth and breadth of reach in emerging markets includes leadership in Indian enterprise data services, leadership in global international voice, and strategic investments in operators in South Africa (Neotel), Sri Lanka (Tata Communications Lanka Limited), Nepal (United Telecom Limited), and subject to approval by the Chinese government, China (China Enterprise Communications).

Tata Communications Limited is listed on the Bombay Stock Exchange and the National Stock Exchange of India and its ADRs are listed on the New York Stock Exchange. (NYSE: TCL) www.tatacommunications.com

Forward-looking and cautionary statements

Certain words and statements in this release concerning Tata Communications and its prospects, and other statements, including those relating to Tata Communications’ expected financial position, business strategy, the future development of Tata Communications’ operations, and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, including financial, regulatory and environmental, as well as those relating to industry growth and trend projections, which may cause actual results, performance or achievements of Tata Communications, or industry results, to differ materially from those expressed or implied by such forward-looking statements. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, failure to increase the volume of traffic on Tata Communications’ network; failure to develop new products and services that meet customer demands and generate acceptable margins; failure to successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services; failure to stabilize or reduce the rate of price compression on certain of the company’s communications services; failure to integrate strategic acquisitions and changes in government policies or regulations of India and, in particular, changes relating to the administration of Tata Communications’ industry; and, in general, the economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in Tata Communications’ control, include, but are not limited to, those risk factors discussed in Tata Communications’ various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Tata Communications is under no obligation to, and expressly disclaims any obligation to, updates or alters its forward-looking statements.